N E W S R E L E A S E

March 27, 2013

Nevsun Resources Ltd. Approves Advance Notice Policy

Nevsun Resources Ltd.’s (TSX: NSU / NYSE MKT: NSU) (“Nevsun” or the “Company”) board of directors (the “Board of Directors”) has approved an advance notice policy (the “Policy”) effective March 19, 2013.  The purpose of the Policy is to provide a clear framework for nominating directors of the Company which will facilitate an orderly and efficient process for nomination and election of directors at annual or special general meetings of shareholders. Among other things, the Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special general meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 40 nor more than 75 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special general meeting of shareholders (which is not also an annual general meeting), notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special general meeting was made. The Policy provides that the Board of Directors may, in its sole discretion, waive any requirement of the Policy.

The Board of Directors intends to seek shareholder ratification of the Policy at Nevsun’s next annual and special meeting, to be held on May 14, 2013.

The full text of the Policy is available via SEDAR at www.sedar.com.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and is scheduled to transition to copper/gold production in mid-2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com